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                                                                     Exhibit 2.5

                                                                  CONFORMED COPY

                     CONTRIBUTION AND SUBSCRIPTION AGREEMENT

                                     BETWEEN

                       MACQUARIE INFRASTRUCTURE ASSETS LLC

                                 as Contributor

                       MACQUARIE LUXEMBOURG WATER S.A.R.L.

                                 as Contributee

                                 LOYENS WINANDY
                                   LUXEMBOURG


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      THIS CONTRIBUTION AND SUBSCRIPTION AGREEMENT (the AGREEMENT) is made as of
June 7, 2004

BETWEEN

Macquarie Infrastructure Assets LLC, a Delaware limited liability company whose principal executive office is at 600 Fifth Avenue, 21st floor, 10020, New York, USA (the CONTRIBUTOR), and

Macquarie Luxembourg Water S.A.R.L., a Luxembourg private limited liability company (societe a responsabilite limitee), incorporated in Luxembourg whose registered office at 5, rue Guillaume Kroll - BP 2501, L-1025, Luxembourg, registered number R.C.S. Luxembourg B 100.413 (the CONTRIBUTEE).

The Contributor and the Contributee are hereinafter, as the context so requires, collectively referred to as the PARTIES and each individually as a PARTY.

WHEREAS:

      (A) Macquarie Water (UK) Limited (UK WATER) is the holding company of Southern Utilities (Holdings) Limited.

      (B) The Contributee and the existing shareholders of the Contributee have entered into a Shareholders Agreement governing the management of the Contributee (SHAREHOLDERS AGREEMENT) (a copy of which is attached to this Agreement at Schedule 1).

      (C) Pursuant to a Share Purchase Agreement dated 30 April 2004 between the Contributee as Purchaser, Macquarie Bank Limited as Guarantor and Macquarie Leasing (UK) Limited as Seller(SHARE PURCHASE AGREEMENT) (a copy of which is attached to this Agreement at
            Schedule 2), the Contributee became a 75.1% shareholder of UK Water.

      (D) Pursuant to the Share Purchase Agreement the Contributee has the option to acquire the remaining shares in UK Water held by Macquarie Leasing (UK) Limited and subscribe for certain loans in UK Water.

      (E)   The Contributor wishes to invest in UK Water via the Contributee.

      (F) To that end, the Contributor shall subscribe for ordinary shares in the capital of the Contributee and the Contributor shall also subscribe for Preferred Equity Certificates (PECS) in the Contributee.

      (G) Terms which are not defined in this Agreement shall have the meaning attributed to them in the Share Purchase Agreement and in the Shareholders' Agreement.

IT IS AGREED AS FOLLOWS:

1.          CONTRIBUTION

1.1 Subject to the satisfaction of the Conditions Precedent as defined in clause 4 of this Agreement, the Contributor hereby agrees to contribute a contribution (the CONTRIBUTOR'S COMMITMENT) in cash in GBP to the Contributee of the aggregate of (i) 17.5 per cent. of one hundred and eleven million pounds ((pound)111,000,000) plus the Carry, (ii) the applicable UK stamp duty payable on the transfer of 9,712,500 shares in UK Water (the STAMP DUTY) and (iii) (pound)23, 302 in respect of a working capital funding requirement for the Contributee (the WORKING CAPITAL REQUIREMENT).

1.2 In exchange for the Contributor's Commitment, the Contributee shall issue and allot to the Contributor, subject also to the satisfaction of the Conditions Precedent as defined in clause 4 of this Agreement

                  - 175 new ordinary shares with a par value of twenty five euro ((euro)25.00) each in the share capital of tHe Contributee (the CONSIDERATION SHARES);

                  - 9,712,500 B PECS with a par value of one pound ((pound)1.00) each (the CONSIDERATION B-PECS); and

                  - such number of A PECS (the CONSIDERATION A-PECS) with a par value of one euro ((euro)1.00) each so as to ensure that following the satisfaction by the parties of their respective obligations in clauses 1, 2 and 3 of this Agreement the entitlement of the A PECs held by the Contributor expressed as a percentage of all of the A PECs issued by the Contributee is the

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                        same as the proportion of Consideration Shares expressed
                        as a percentage of the entire issued ordinary shares of twenty five euro ((euro)25.00) each in the Contributee.

            The Consideration A PECs and the Consideration B PECs together are referred to herein as the CONSIDERATION PECS.

1.3 The Contributor's Commitment shall be apportioned among the Consideration Shares and the Consideration PECs as follows:

                  - Euro 4,418.75 in aggregate in respect of the Consideration Shares, comprising Euro 4,375 in respect of the ordinary shares and Euro 43.75 in respect of the capital duty payable on such shares;

                  -     (pound)9,712,500 in respect of the Consideration B PECs;
                        and

                  - the remaining balance in aggregate in respect of the Consideration A PECs.

1.4 The Contributor's Commitment shall be paid by the Contributor in one installment as soon as possible after the satisfaction of the Conditions Precedent, and in any event no later than 14 days after the satisfaction of the Conditions Precedent. In exchange for the contribution and transfer of the Contributor's Commitment the Contributee shall issue and allot to the Contributor the Consideration Shares and the Consideration PECS (and the Contributor shall execute preferred equity certificate agreements in respect of both the A PECs and the B PECs, such agreements setting out the terms and conditions of the A PECs and B PECs respectively).

For the purposes of this clause 1 the following term has the meaning given to it below:

CARRY is an amount calculated as follows

(A x 12% x T / 365) - (B + C)

where :

A = 17.5 per cent. of(pound)111,000,000 (111 million pounds);

B = the amount of interest on P, calculated in accordance with the terms of the Existing Loan Note Instrument, for the period comprised in T;

C = the amount of any dividends paid by UK Water in the period comprised in T in respect of 9,712,500 of the Retained Shares the subject of the exercise of the Call Option;

P = the nominal amount of Existing Loan Notes equal to the nominal value of 9,712,500 of the Retained Shares the subject of the Call Option; and

T = the number of days elapsed from (and including) 30 April 2004 to (but excluding) the Transfer Date.

2 TRANSFER OF THE CONTRIBUTEE'S COMMITMENT - ALLOTMENT OF THE SHARES

2.1 The transfer of the Contributee's Commitment to the Contributor shall take place within 14 days of the satisfaction of the Conditions Precedent.

2.2. The issue and the allotment of the Consideration Shares and the Consideration PECS shall take place at an extraordinary general meeting to be held before a notary in Luxembourg on or after the day the Contributor's Commitment has arrived on the Contributee's bank account (the TRANSFER DATE).

2.3 The Contributor instructs and authorizes the Contributee to register on the Transfer Date, in its name and on its behalf, the allotment and the issue of the Consideration Shares in the partners' register of the Contributee and the Contributee shall issue to the Contributor evidence of its ownership of the Consideration Shares.

2.4 The Contributor instructs and authorizes the Contributee to register on the Transfer Date, in its name and on its behalf, the allotment and the issue of the Consideration PECS in the register and transfer book maintained by the Contributee for each of the A PECS and the B PECS and the Contributee shall issue to the Contributor evidence of its ownership of the Consideration PECS.

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2.5         This ownership to the Consideration Shares and the Consideration
            PECS and all rights and obligations attached thereto, including the right to dividends or other distributions attached to the Consideration Shares and the right to returns and redemption attached to the Consideration PECs, will vest with the Contributor as from the Transfer Date.

3           USE OF CONTRIBUTOR'S COMMITMENT

3.1         On the Transfer Date the Contributee shall:

            (a) exercise the Call Option in accordance with the provisions of Clause 10.15 of the Share Purchase Agreement in order to acquire certain shares and subscribe for certain loan notes in UK Water of an aggregate amount equal to the Contributor's Commitment as reduced by the Stamp Duty and the Working Capital Requirement; and

            (b) other than with respect to the Working Capital Requirement, use the Contributor's Commitment in order to satisfy the (i) consideration payable by the Contributee to Macquarie Leasing
                  (UK) Limited on the exercise of the Call Option, (ii) the amount payable to UK Water in respect of the Contributee's subscription of New Loan Notes and (iii) the payment of the Stamp Duty.

3.2 Save for the Working Capital Requirement, the Contributee shall not use the Contributor's Commitment for any purpose except in accordance with this clause 3.

4           CONDITIONS PRECEDENT

4.1 The obligation to contribute the Contributor's Commitment, respectively to issue and allot the Consideration Shares and the Consideration PECS according to clauses 1 and 2 is conditional upon satisfaction of the completion of the following conditions:

            4.1.1 initial public offering of Macquarie Infrastructure Assets
                  Trust, the ultimate parent of the Contributor (the IPO); and

            4.1.2 the legal and intra-group financing structure of the
                  Contributee and its subsidiaries subsequent to the proposed refinancing of the current borrowings of Water UK and prior to the Transfer Date being in a form that, subject to the Contributee and certain direct and indirect subsidiaries of the Contributee making an election under US Treasury Regulations Section 301.7701-3 (as required pursuant to Clause
                  9), in the reasonable opinion of the Contributor (i) all cash distributions received by the Contributor in relation to its investment in the Contributee will be treated as qualifying dividends for US federal income tax purposes and (ii) the Contributor, in the ordinary course of business or as a result of any financial transactions or legal actions then contemplated by the Contributee or any of its direct or indirect subsidiaries, will not be required to take into account in a taxable year, for US federal income tax purposes, net taxable income in excess of cash distributions.

                  The Contributee will provide the Contributor with the information necessary for the Contributor to confirm that this condition precedent has been met.

            (together the CONDITIONS PRECEDENT)

4.2 The Contributor will give notice to the Contributee within 1 day of the occurrence of the satisfaction of the Conditions Precedent. Upon receipt of such notice the Contributee will, in accordance with the provisions of the Shareholders Agreement, ensure that the necessary corporate steps are taken to allow for the issuance of the Consideration Shares and the Consideration PECs to the Contributor in accordance with clause 2.

4.3 If the Conditions Precedent are not satisfied on or before the date falling twelve months after the date hereof or such later period of time as the Contributor and Contributee may agree in writing then this Agreement shall terminate and no party shall have any claim against the other party under it.

5           CONDUCT OF BUSINESS

5.1 Prior to the Transfer Date, the Contributee undertakes that it shall and will procure that each of its subsidiaries shall continue to carry on the Business as a going concern in a manner consistent with the ordinary course of the Business and shall refrain from taking any action that would be contrary to the commercial interests of the Business or would be contrary to any applicable laws or regulations.

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            For the purposes of this sub-clause BUSINESS means the business carried on by the Contributee and its subsidiaries as at, and prior to, the date of this Agreement and includes any part or parts of such business.

5.2 If prior to the Transfer Date, any event shall occur which affects or is likely to affect adversely to a material degree the financial position or turnover or profitability of UK Water and its subsidiaries (taken as a whole), not being an event affecting or likely to affect generally all companies carrying on similar business in the United Kingdom, the Contributor shall be entitled by notice in writing to the Contributee to terminate this Agreement but the occurrence of such event shall not give rise to any right to damages or compensation. The Contributee undertakes to promptly notify the Contributor in writing if, in their reasonable opinion, any event as described in this sub-clause has occurred or is reasonably likely to occur.

5.3 The Contributee further undertakes and warrants to the Contributor that prior to the Transfer Date, it will not carry on or be interested or otherwise involved in any business other than the holding of shares in UK Water.

6           REPRESENTATION AND WARRANTIES OF CONTRIBUTOR

            The Contributor hereby represents and warrants to the Contributee that:

            (a) The Contributor has the legal right and full power and authority to enter into this Agreement;

            (b) The signing and the performance by the Contributor of this Agreement is not contrary to any law or court order applicable to the Contributor and do not constitute a breach of any agreement to which the Contributor is a party or of the constitutional documents of the Contributor; and

            (c) The execution and delivery of this Agreement by the Contributor has been duly authorised by the proper corporate bodies and this Agreement constitutes legally binding obligations of the Contributor in accordance with its terms.

7           REPRESENTATION AND WARRANTIES OF CONTRIBUTEE

            The Contributee hereby represents and warrants to the Contributor that:

            (a) The Contributee has the legal right and full power and authority to enter into and to perform this Agreement and to issue the Consideration Shares and the Consideration PECs to the Contributor in accordance with this Agreement;

            (b) The signing and the performance by the Contributee of this Agreement is not contrary to any law or court order applicable to the Contributee and do not constitute a breach of any agreement to which the Contributee is a party or of the constitutional documents of the Contributee;

            (c) The execution and delivery of this Agreement by the Contributee has been duly authorised by the proper corporate bodies and this Agreement constitutes legally binding obligations of the Contributee in accordance with its terms;

            (d) Upon the issuance of the Consideration Shares to the Contributor in accordance with this Agreement and pursuant to an extraordinary general meeting of the shareholders of the Contributee to be held before a notary in Luxembourg, the Consideration Shares will be validly issued to the Contributor as fully paid shares in the capital of the Contributee; and

            (e) Upon the issuance of the Consideration PECS to the Contributor in accordance with this Agreement the Consideration PECS will be validly issued to the Contributor and will be subject to the same terms and conditions as any existing PECS issued by the Contributee and as set out in the Terms and Conditions of Class A Preferred Equity Certificates and the Terms and Conditions of Class B Preferred Equity Certificates, both dated 30 April 2004 and will be enforceable in accordance with their terms.

8           SHAREHOLDERS AGREEMENT

            Upon the issue and allotment of the Consideration Shares and the Consideration PECs on the Transfer Date the Contributor will execute a Deed of Adherence (as such term is defined in the Shareholders Agreement) substantially in the form attached to this Agreement as
            Schedule 3 and thereby become a party to the

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            Shareholders Agreement and assume the rights and obligations of a shareholder under the Shareholders Agreement (a copy of which is attached to this Agreement as Schedule 1).

9           US TAXATION ELECTION

            Upon request by the Contributor, the Contributee shall file, or cause to be filed, in a form acceptable to the Contributor an election under U.S. Treasury Regulations Section 301.7701-3 with respect to the Contributee and any company or other entity under the direct or indirect control of the Contributee except for South East Water Limited (unless an election is not made under U.S. Treasury Regulations Section 301.7701-3 in relation to at least one entity that is a direct or indirect parent entity of South East Water Limited) and any other entity where such election would, in the reasonable opinion of Contributee, have a negative effect on the interests of the majority shareholder in the Contributee (each an ELECTION) such Elections to be effective at a time notified to the Contributee by the Contributor. Upon receipt of such request, the Contributee shall, and shall procure that any companies or other entities controlled by the Contributee shall, sign such forms and do all such acts as are necessary or appropriate to make the Election within a reasonable time.

10          ANNOUNCEMENTS

            No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Contributor or the Contributee without (insofar as such consultation is reasonably practicable) prior consultation with the other party and the other party shall act reasonably during any such consultation process.

11          NOTICES

11.1 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

            (a)   in the case of the Contributor:

                  MACQUARIE INFRASTRUCTURE ASSETS LLC

                  Attention: Peter Stokes
                  Facsimile: +1 212 581 8037

            (b)   in the case of the Contributee:

                  MACQUARIE LUXEMBOURG WATER S.A.R.L.

                  Attention: Gerard Becquer
                  Facsimile: +352 48 18 28 3941

                  with a copy (which shall not constitute notice) to:

                  Attention: Annabelle Helps
                  Facsimile: +44 207 065 2041

11.2 Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted if so delivered or transmitted prior to 5:00 p.m. local time at the place of the receipt or, if mailed, on the fifth day following the date of mailing.

11.3 Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this clause.

12          SEVERABILITY

            If any clause of this Agreement is or becomes void, unenforceable or prohibited in any jurisdiction, this shall not affect the validity and enforceability of the other terms of this Agreement or the validity and enforceability of such

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            clause in any other jurisdiction. In any such event, the parties to this Agreement will substitute a valid and enforceable clause in the place of the invalid, unenforceable or prohibited clause in the spirit and to the effect of the latter.

13          COUNTERPARTS

            This Agreement may be executed in any number of counterparts all of which when taken together shall constitute one and the same instrument. Either party may enter into this Agreement by executing any such counterpart.

14          NOVATION

14.1 The Contributee agrees that upon request by the Contributor this Agreement shall be novated by having an entity to be nominated by the Contributor substituted for the Contributor, such entity to be either a (i) subsidiary of the Contributor or (ii) a holding company of the Contributor or (iii) any subsidiary of a holding company under (ii) (such entity a NEW PARTY) and the Contributee shall execute a novation agreement in terms to be agreed at that time between the Contributee and the Contributor.

14.2 Following any novation pursuant to clause 14.1 above, the Contributor agrees to guarantee to the Contributee the due and punctual performance and discharge of the obligations of any new party under this Agreement.

15          GOVERNING LAW AND JURISDICTION

15.1 This Agreement is governed by, and shall be construed in accordance with, the laws of the Grand Duchy of Luxembourg.

15.2 Any dispute arising in connection with this Agreement shall be submitted to the competent courts of the District of Luxembourg.

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IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement or have caused it to be duly executed in three originals as of the date first set forth:

THE CONTRIBUTOR

MACQUARIE INFRASTRUCTURE ASSETS LLC

/s/ PETER STOKES
----------------------
By: Peter Stokes
Title: Chief Executive Officer

THE CONTRIBUTEE

MACQUARIE LUXEMBOURG WATER S.A.R.L.

/s/ JIM CRAIG                               /s/ GEORG VIETOR
------------------                          ----------------------
By: Jim Craig                               By: Georg Vietor
Title: Manager                              Title: Manager

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                      MACQUARIE INFRASTRUCTURE COMPANY LLC

                          PRINCIPAL EXECUTIVE OFFICES:
          600 Fifth Avenue, 21st Floor, New York, New York, 10020, USA
                   REGISTERED OFFICE IN THE STATE OF DELAWARE:
                  Corporation Trust Center, 1209 Orange Street,
                   City of Wilmington, County of New Castle.
                REGISTERED AGENT: The Corporation Trust Company



To:   Macquarie Luxembourg Water S.A.R.L
      5, rue Guillaume Kroll - BP 2501,
      L-1025, Luxembourg

                                                                15, October 2004

Dear Sirs,

SOUTH EAST WATER

We refer to the contribution and subscription agreement between Macquarie Infrastructure Company LLC (formerly Macquarie Infrastructure Assets LLC) (the "CONTRIBUTOR") and Macquarie Luxembourg Water S.A.R.L (the "CONTRIBUTEE") relating to the subscription by the Contributor of ordinary shares and preferred equity certificates in the capital of the Contributee, dated 7 June 2004 (the "AGREEMENT"). In consideration of each party agreeing to be bound by the terms set out herein, the Agreement shall be amended as follows, such amendment to be effective as of the date hereof:

      1. in the description of the parties thereto, the reference to "Macquarie Infrastructure Assets LLC, a Delaware limited liability company whose principal executive offices is at 600 Fifth Avenue, 21st floor, 10020, New York, USA" shall be deleted and replaced by reference to "Macquarie Infrastructure Company LLC a Delaware limited liability company whose principal executive office is at 600 Fifth Avenue, 21st floor, 10020, New York, USA".

      2. the following change being made to the definition of "Carry" in clause 1 (Contribution):

            (i) the deletion of the formula "(A x 12% x T / 365) - (B + C)" and its replacement with the following formula "(A x 17% x T /
                  365) - (B + C)".

For the avoidance of doubt, all other provisions of the Agreement remain unchanged and as stated.

Unless otherwise stated, all capitalised terms in this letter shall have the same meaning as in the Agreement.


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This Letter shall be governed by, and shall be construed in accordance with, the laws of the grand Duchy of Luxembourg. Any dispute arising in connection with this Agreement shall be submitted to the competent courts of the District of Luxembourg.

Please confirm your agreement to the above by counter-signing this letter in the space provided below.

Yours faithfully,



 /s/ Peter Stokes
-----------------------------------
Name:  Peter Stokes
Title:  Chief Executive Officer

For and on behalf of
MACQUARIE INFRASTRUCTURE COMPANY LLC



We agree to the terms and conditions of this letter as set out above.

 /s/ Jim Craig
-----------------------------------
Name:  Jim Craig
Title:  Director

For and on behalf of
MACQUARIE LUXEMBOURG WATER S.A.R.L


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